FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011
Commission File Number 000-19182
Allied Gold Mining PLC (Translation of registrant's name into English)

Building 23, 2404 Logan Road, Eight Mile Plains, Queensland, 4113, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Appendix 3B Full Year
99.2	Allied Gold Mining Production Update
99.3	Allied Gold Inclusion in the FTSE 250 Index
99.4	Appendix 3Y x 3
99.5	Appendix 3B
99.6	Appendix 3B
99.7	Simberi Pours 250,000th Ounce of Gold
99.8	Appendix 3B
99.9	Change of Dirctor's Interest Notice x 2
99.10	September Qtr MD&A and Interim Financial Statements
99.11	Quarterly Activities Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allied Gold Limited

Date: May 17, 2012	By:	/s/ Peter Torre
Peter Torre, Corporate Secretary